Filed Pursuant to Rule 424(b)(3)
Registration No. 333-74100

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 28, 2001)

CRAY INC.

4,325,038 Shares of Common Stock

     These shares of common stock are issuable upon conversion of, or as payment of interest on, the 5% convertible subordinated debentures, shares issuable for other payments due under the debentures and related transaction documents, and shares issuable upon exercise of the stock purchase warrants owned by the selling shareholders listed on page 3 of the prospectus.

     The selling shareholders may sell the shares from time to time at fixed prices, market prices, prices computed with formulas based on market prices, or at negotiated prices, and may engage a broker or dealer to sell the shares. We will not receive any proceeds from the sale of the shares, but we will bear the costs relating to the registration of the shares.

     Our common stock is traded on the Nasdaq National Market under the symbol “CRAY.” On August 29, 2002, the last sale price for our common stock as reported by the Nasdaq was $3.73 per share.

     The securities offered by this prospectus supplement involve a high degree of risk. You should carefully consider the “Factors That Could Affect Future Results” contained in our Current Report on Form 8-K filed on September 3, 2002, and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is September 3, 2002.

USE OF PROCEEDS
DESCRIPTION OF AMENDMENTS TO THE DEBENTURES
SELLING SHAREHOLDERS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUPPLEMENT

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

USE OF PROCEEDS

     We will not receive any proceeds from the conversion of the debentures or the sale of shares of common stock issued upon conversion of the debentures. If all of the warrants are exercised in full, the proceeds to us, prior to the expenses of the offering, would be approximately $1,625,000. We intend to use the net proceeds for working capital and general corporate purposes.

DESCRIPTION OF AMENDMENTS TO THE DEBENTURES

     The terms of the 5% convertible subordinated debentures issued to the selling shareholders and described in the Prospectus have been amended by an Amendment No. 2 to Convertible Subordinated Debentures and Purchase Agreement between us and the selling shareholders. That Amendment provided as follows:

     •     the right of the holders to convert the debentures into common stock at a floating conversion price based on an average market price of our common stock prior to conversion was deleted; and

     •     we shall have the right to redeem the debentures at 110% of outstanding principal plus accrued interest if the volume weighted average prices of our common stock for each of any 20 consecutive trading days exceeds $6.00 per share, subject to adjustment for stock splits, combinations and similar transactions.

     As a result of deletion of the floating conversion price, the debentures may be converted into shares of our common stock at the option of the holders only at the fixed conversion price, which remains unchanged at $2.35 per share, subject to adjustment for stock splits, combinations and similar transactions.

SELLING SHAREHOLDERS

     On November 6 and 15, 2001, in a private placement under the Securities Act, we sold to six accredited investors (i) 5% convertible subordinated debentures in the aggregate original principal amount of $9,300,000, convertible into shares of our common stock and (ii) stock purchase warrants for an aggregate of 367,590 shares of our common stock at an initial exercise price of $4.4275 per share, subject to adjustment, exercisable until November 6, 2004. The purchasers were the six selling shareholders listed in the table below.

     On August 29, 2002, the terms of the debentures were amended as described in “Description of Amendments to the Debentures” above. As a result of such amendments, the shares offered by the selling shareholders pursuant to this prospectus and supplement are as set forth below.

			Ownership after Offering
			if All Shares Offered
			Hereby are Sold
	Shares Owned
	Prior to	Shares Being
Selling Shareholders	Offering (1)(2)	Offered (1)	Shares (2)	Percent(3)

Riverview Group, LLC (4)	4,275,074	2,325,288	1,949,786	3.49%
Omicron Partners, LP (5)	1,625,878	930,116	695,762	1.25%
Laterman & Co. (6)	301,279	232,529	68,750	0.12%
Forevergreen Partners (6)	301,279	232,529	68,750	0.12%
Clarion Capital Corporation (7)	576,303	465,058	111,245	0.20%
The Morton A. Cohen Revocable Living Trust (7)	319,531	139,518	180,013	0.32%

     (1)  Assumes a total of (i) 3,957,448 shares issuable upon conversion of the principal amount of the convertible debentures (at the fixed conversion price of $2.35 per share); and (ii) 367,590 shares of common stock issuable upon exercise of the warrants sold to the investors in November, 2001 and assumes that no accrued interest under the convertible debentures will be paid with common stock.

     (2)  Includes shares of common stock, and shares issuable under warrants, that we sold to some of these investors on September 3, 2002 under our registration statement on Form S-3 (No. 333-89134), as supplemented. Those shares may be resold without restriction by the respective investors.

     (3)  Based on 51,279,802 shares of common stock outstanding as of September 3, 2002, and assumes: (i) a total of 4,325,038 shares are issued upon the conversion of the convertible debentures and the exercise of the warrants sold to the selling shareholders in November, 2001; and (ii) 263,117 shares are issued upon the exercise of warrants issued to the selling shareholders on September 3, 2002 under our registration statement on Form S-3 (No. 333-89134), as supplemented.

     (4)  The Chief Financial Officer of Riverview, who is currently Robert Williams, has voting and dispositive power over the shares to be sold by Riverview.

     (5)  Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as subadvisor to Omicron Partners, L.P., a Bahamas limited partnership (“Omicron”), and Grove Management Limited (“Grove”) is the general partner of Omicron. By reason of such relationships, Omicron Capital may be deemed to share dispositive power over the shares of common stock owned by Omicron and Grove may be deemed to share voting and dispositive power over the shares of common stock owned by Omicron. Omicron Capital and Grove disclaim beneficial ownership of such shares of common stock. Omicron and Grove are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or Regulation 13D-G promulgated thereunder) controls Omicron and Grove.

     (6)  Bernard Laterman, Managing Partner of Laterman & Co. and Forevergreen Partners, has voting and dispositive power over the shares to be sold by those entities.

     (7)  Morton A. Cohen has voting and dispositive power over the shares to be sold by Clarion Capital Corporation and The Morton A. Cohen Revocable Living Trust.

     None of the selling shareholders has had any material relationship with us or any of our affiliates within the past three years.

     In recognition of the fact that each selling shareholder may wish to be legally permitted to sell its shares when it deems appropriate, we have filed with the SEC, under the Securities Act of 1933, a registration statement on Form S-3, of which this prospectus supplement forms a part, with respect to the resale of the shares, and we have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the shares are no longer required to be registered for sale by the selling shareholders.

WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed in the prospectus beginning on page 3.